UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001






                         Commission File Number 1-13175






                      VALERO ENERGY CORPORATION THRIFT PLAN


                            VALERO ENERGY CORPORATION
                                One Valero Place
                            San Antonio, Texas 78212

                      VALERO ENERGY CORPORATION THRIFT PLAN

                                      Index

                                                                            Page
                                                                            ----

Reports of Independent Auditors.............................................   3

Statements of Net Assets Available for
    Benefits as of December 31, 2001 and 2000...............................   5

Statements of Changes in Net Assets Available
    for Benefits for the Years Ended December 31, 2001 and 2000.............   6

Notes to Financial Statements...............................................   7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
    as of December 31, 2001.................................................  17

Signature...................................................................  18

Consent of Independent Auditors.............................................  19

Notice Regarding Consent of Arthur Andersen LLP.............................  20

                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee of the
   Valero Energy Corporation Thrift Plan

We have audited the accompanying statement of net assets available for benefits of Valero Energy Corporation Thrift Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the 2001 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 26, 2002

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THE VALERO ENERGY CORPORATION THRIFT PLAN'S FILING ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2000. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11-K. SEE EXHIBIT
23.2 FOR FURTHER DISCUSSION.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Valero Energy Corporation Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Valero Energy Corporation Thrift Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Thrift Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Valero Energy Corporation Thrift Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/  ARTHUR ANDERSEN LLP

San Antonio, Texas
June 26, 2001

                      VALERO ENERGY CORPORATION THRIFT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             December 31,
                                                             ------------
                                                         2001           2000
                                                         ----           ----
Assets:
Investments......................................  $ 306,397,925   $ 274,368,874
                                                     -----------     -----------

Receivables:
    Interest and dividends.......................         89,936          21,528
    Due from brokers for securities sold.........         51,971         870,324
                                                     -----------     -----------
                                                         141,907         891,852
                                                     -----------     -----------

Cash.............................................          3,247          15,921
                                                     -----------     -----------

Net assets available for benefits................  $ 306,543,079   $ 275,276,647
                                                     ===========     ===========

                       See Notes to Financial Statements.

                      VALERO ENERGY CORPORATION THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                     Years Ended December 31,
                                                     ------------------------
                                                   2001                  2000
                                                   ----                  ----

Additions to net assets:
Investment income:
    Interest income......................    $   3,078,480        $   2,595,567
    Dividend income......................        3,199,261            9,536,475
                                               -----------          -----------
                                                 6,277,741           12,132,042
                                               -----------          -----------
Contributions:
    Employee ............................       24,912,366           21,364,745
    Employer ............................       13,364,333            8,119,871
                                               -----------          -----------
                                                38,276,699           29,484,616
                                               -----------          -----------

Asset transfers in from other plans:
   El Paso employee savings plan.........        6,557,174                    -
   Huntway 401(k) plan...................        5,704,024                    -
   ExxonMobil employee savings plan......           37,709           13,651,000
                                               -----------          -----------
                                                12,298,907           13,651,000
                                               -----------          -----------

    Total additions......................       56,853,347           55,267,658
                                               -----------          -----------

Deductions from net assets:
Withdrawals by participants..............       13,392,586           19,545,149
Administrative expenses..................          106,931              162,245
                                               -----------          -----------

    Total deductions.....................       13,499,517           19,707,394
                                               -----------          -----------

Net appreciation (depreciation) in fair
    value of investments.................      (12,087,398)          11,208,332
                                               -----------          -----------

Net increase in net assets available
    for benefits.........................       31,266,432           46,768,596

Net assets available for benefits:
    Beginning of year....................      275,276,647          228,508,051
                                               -----------          -----------

    End of year..........................    $ 306,543,079        $ 275,276,647
                                               ===========          ===========

                       See Notes to Financial Statements.

                      VALERO ENERGY CORPORATION THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan

As used in this report, the term "Valero" may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held refining and marketing company with over 22,000 employees. Valero owns and operates 12 refineries in the United States and Canada with a combined throughput capacity of approximately 1.9 million barrels per day. Valero markets its refined products through a network of approximately 4,600 retail outlets in the United States and eastern Canada under various brand names including Diamond Shamrock (R), Ultramar (R), Valero
(R), Beacon (R) and Total (R). In addition, Valero owns a pipeline and terminal operation that complements its refining and marketing operations in the Texas Gulf Coast and Mid-Continent regions of the United States. Valero owns 73.6% of Valero L.P., a master limited partnership that owns and operates crude oil pipelines, refined product pipelines and refined product terminals in Texas, Oklahoma, New Mexico and Colorado.

Valero's common stock trades on the New York Stock Exchange under the symbol "VLO" and Valero L.P.'s common units also trade on the New York Stock Exchange under the symbol "VLI."

The following description of the Valero Energy Corporation Thrift Plan (the Thrift Plan) provides only general information. Participants should refer to the Thrift Plan document for a complete description of the Thrift Plan's provisions.

General:
The Thrift Plan is a qualified profit-sharing plan covering eligible employees of Valero in which participants' interests in Valero common stock are registered under the Securities Act of 1933. The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

An administrative committee, consisting of persons selected by Valero, administers the Thrift Plan. The members of the administrative committee serve without compensation for services in that capacity. Merrill Lynch Trust Company of Texas is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust (the Thrift Plan Trust). Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Thrift Plan.

Plan Mergers and Acquisitions:
During the second quarter of 2000, Valero completed the acquisition of Exxon Mobil Corporation's Benicia, California refinery and Exxon-branded California retail assets (the Benicia Acquisition). Former ExxonMobil refinery and certain retail employees who became employees of Valero in connection with the Benicia Acquisition became eligible to participate in the Thrift Plan on May 16, 2000 and June 16, 2000, respectively, under the same service requirements as required for other Valero employees, with service including prior employment with ExxonMobil. These employees could elect to transfer their balances from the ExxonMobil employee savings plan into the Thrift Plan or maintain their balances in the ExxonMobil plan. Amounts transferred from the ExxonMobil plan into the Thrift Plan are included in asset transfers in from other plans in the statements of changes in net assets available for benefits.

                      VALERO ENERGY CORPORATION THRIFT PLAN

Effective June 1, 2001, Valero completed the acquisition of El Paso Corporation's Corpus Christi, Texas refinery and related product logistics business. Former El Paso refinery employees who became employees of Valero in connection with the acquisition began participation in the Thrift Plan on June 1, 2001, while participation dates of former El Paso logistics employees varied depending on when they became employees of Valero. On the beginning date of their participation in the Thrift Plan, all former El Paso employees received credit for eligibility and vesting purposes for all prior service with El Paso. These employees became eligible to make contributions to the Thrift Plan after August 1, 2001 and could elect to transfer their balances from the El Paso employee savings plan or maintain their balances in the El Paso plan. Amounts transferred from the El Paso plan into the Thrift Plan are included in asset transfers in from other plans in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

Also effective June 1, 2001, Valero completed the acquisition of Huntway Refining Company, a leading supplier of asphalt in California. Former Huntway employees who became employees of Valero in connection with the acquisition began participation in the Thrift Plan and were eligible to make contributions on June 1, 2001, and received credit for eligibility and vesting purposes for all prior service with Huntway. Effective September 1, 2001, the Huntway 401(k) plan was merged into the Thrift Plan. The net assets of the Huntway 401(k) plan are included in asset transfers in from other plans in the statement of changes in net assets available for benefits for the year ended December 31, 2001.

On December 31, 2001, Valero completed its acquisition of Ultramar Diamond Shamrock Corporation (UDS). Under the terms of the acquisition agreement, UDS shareholders (excluding certain UDS benefit plan participants) received, for each share of UDS common stock they held, at their election, cash, Valero common stock or a combination of cash and Valero common stock. Based on the exchange election results, UDS' shareholders electing Valero shares received, for each share of UDS common stock, 0.9265 shares of Valero common stock and $16.32 in cash. Shareholders electing cash and non-electing shareholders received $49.47 in cash for each share of UDS common stock. Based on the above, the total consideration paid by Valero to UDS shareholders included approximately $2.1 billion in cash and approximately 45.9 million shares of Valero common stock. Valero accounted for the UDS acquisition using the purchase method. See note 9, "Subsequent Events".

Participation:
Participation in the Thrift Plan is voluntary and is open to Valero employees who become eligible to participate upon the completion of 30 days of continuous service. However, retail store employees and former UDS employees are not eligible to participate in the Thrift Plan as they are eligible to participate in other plans sponsored by Valero. Employees are eligible to participate in Valero's employer matching contributions after completion of one year of continuous service.

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee's retirement, death or other termination from service. If an employee's employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service. If the employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service. Former participants who are reemployed after a break in service are generally eligible to become participants immediately following reemployment.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Contributions:
Through December 31, 2001, participants could make basic contributions of not less than 2% or more than 8% of their annual total salary immediately upon commencement of participation. In addition, participants making a basic contribution of 8% could also make a supplemental contribution of up to 14% of their annual total salary. Annual total salary represents a participant's current base salary including commissions, overtime, job upgrade pay and shift differential pay, and is not reduced for pretax contributions for the purchase of benefits and to reimbursement accounts for medical and child care expenses under Valero's FlexPlan benefits program and pretax contributions under the Thrift Plan itself. Effective November 1, 2000, the Thrift Plan was amended to provide that bonuses, which previously had been included in annual total salary, are now not included in annual total salary unless the participant elects to do so. Participants may change their basic or supplemental contribution percentages at any time. In addition, any employee may make rollover contributions.

Participants elect to make contributions to the Thrift Plan on a before-tax and/or after-tax basis. Federal income taxes on before-tax contributions are deferred until the time a distribution is made to the participant. The Internal Revenue Code (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $10,500 for the years ended December 31, 2001 and 2000.

Valero makes an employer contribution to the Thrift Plan equal to 75% of participants' basic contributions up to 8% of their annual base salary. If Valero's return on equity for the prior year is equal to or greater than 10%, then Valero's employer contribution shall equal 100% of the participant's basic contributions relating to the participant's annual base salary for the 12-month period beginning February 1 of the calendar year following the year in which the 10% return is achieved. Valero's return on equity for the year ended December 31, 2000 was greater than 10%; therefore, Valero's matching percentage was increased from 75% to 100% for the 12-month period beginning February 1, 2001.

Forfeitures:
Valero's employer contributions are reduced by any forfeited non-vested accounts of terminated participants and increased by the value of prior forfeited non-vested accounts for participants who are rehired within five years from date of termination. Valero's employer contributions are made in shares of Valero common stock. For the year ended December 31, 2001 and 2000, employer contributions were reduced by $130,552 and $33,672, respectively, from forfeited non-vested accounts. As of December 31, 2001, forfeited non-vested accounts available to reduce future employer contributions were $63.

Participant Accounts:
Employer contributions are credited to an Employer Account and employee contributions are credited to an Employee Account maintained under the Thrift Plan for each participant. The Employer and Employee Accounts are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts. Employer contributions are allocated to each participant's Employer Account in the proportion that a participant's basic contribution attributable to their annual base salary bears to the total of comparable basic contributions for all participants.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Vesting:
Participants   are  vested  100%  in  their  Employee   Account  at  all  times.
Participants vest in their Employer Account at the rate of 20% per year with 100% vesting after the fifth year of continuous service.

The Thrift Plan provides that if an employee incurs a break in service prior to becoming vested in any part of their Employer Account, the employee's prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds the greater of five years or the period of prior continuous service. Upon a participant's termination of employment for other than death, total and permanent disability or retirement, the non-vested portion of the participant's Employer Account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.

Investment Options:
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Common Stock Fund, mutual funds, pooled separate accounts, a common/collective trust and other self-directed investments. Employer contributions are invested in Valero common stock. For contributions made after June 1, 2000 and through December 31, 2001, participants could transfer up to 50% of Valero's employer contribution to any other fund offered. The remaining 50% could only be invested in the Valero Common Stock Fund and was non-transferable until the participant reached early retirement age (age 55 and five years of credited service) or age 59 1/2. Effective January 1, 2002, employer contributions can be immediately diversified into other funds, including existing employer contributions.

Withdrawals and Distributions:
Participants may make the following types of withdrawals of all or part of their respective accounts:
o one withdrawal during any 12-month period from a participant's after-tax Employee Account and rollover contribution account with no suspension of future contributions;
o upon completion of five years of participation in the Thrift Plan, one withdrawal from the participant's after-tax Employee Account and Employer Account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;
o upon reaching age 59 1/2, one withdrawal during any 12-month period from a participant's Employee Account and Employer Account;
o upon furnishing proof of financial necessity, one withdrawal during any 12-month period from the participant's Employee Account and the vested portion of the Employer Account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant's before-tax contributions.

Upon a participant's death, total and permanent disability or retirement, the participant, or beneficiary of a deceased participant, is entitled to a distribution of the entire value of the participant's Employee Account and Employer Account regardless of whether or not the accounts are fully vested. Upon a participant's termination for any other reason, the participant is entitled to a distribution of only the value of their Employee Accounts and the vested portion of their Employer Account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the participant's life expectancy or the joint life expectancy of the participant and their designated beneficiary. The amount of this distribution is dependent upon the participant's age at commencement of the distribution and certain other factors. In addition, when the value of a distribution to a participant exceeds $5,000, the distribution may be made prior to the participant attaining age 65 only with the participant's consent.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the earnings and losses of the Thrift Plan until their accounts are distributed.

Participant Loans:
Participants may borrow, subject to certain limitations, amounts credited to their Employee Account and the vested portion of their Employer Account. The minimum loan amount is $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
(a) $50,000, reduced by the excess of (i) the highest outstanding balance of the participant's loans during a one-year period over (ii) the participant's then currently outstanding loan balance on the day any new loan is made, or
(b) one-half of the current value of the participant's vested interest in their Thrift Plan account.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant's principal residence, in which case, the term of the loan may not exceed 15 years. The balance of the participant's Employee Account and vested portion of his Employer Account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have up to two loans outstanding under the Thrift Plan at any time.

Plan Expenses:
Administrative expenses of the Thrift Plan, including trustee fees and expenses and other costs, are paid by Valero, or at Valero's option, by the Thrift Plan Trust. During the years ended December 31, 2001 and 2000, Valero paid $57,044 and $0 of administrative expenses.

2.  Summary of Significant Accounting Policies

Basis of Accounting:
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates:
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements of assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Valuation of Investments:
The Thrift Plan's investments are stated at fair value except for the investment contract, which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Thrift Plan as of the balance sheet date. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Investments in the Stable Value Fund are comprised of an investment in an investment contract and a common/collective trust. Money market funds and employee loans are valued at cost, which approximates fair value.

Income Recognition:
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in fair value of investments consists of net realized gains and losses and the net unrealized appreciation (depreciation) of investments.

Withdrawals by Participants:
Withdrawals by participants are recorded when paid.

Risks and Uncertainties:
The Thrift Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reflected in the statements of net assets available for benefits.

Reclassifications:
Certain previously reported amounts have been reclassified to conform to the 2001 presentation.

                     VALERO ENERGY CORPORATION THRIFT PLAN

3.  Investments

Investments that represent 5% or more of the Thrift Plan's net assets are as follows:

                                                           December 31,
                                                           ------------
                                                        2001            2000
                                                        ----            ----
   Valero common stock:
       Nonparticipant-directed.................... $ 32,691,074    $ 28,241,597
       Participant-directed.......................   69,342,191      53,409,660
   Fidelity Magellan Fund.........................   27,757,031      29,696,046
   MetLife investment contract....................   21,509,350      19,526,004
   American Century Ultra Fund....................   17,542,988      19,759,890
   Merrill Lynch Retirement Preservation Trust*...   16,339,232       8,906,879
   ExxonMobil common stock**......................   13,871,542      15,530,589
-----------
* As of December 31, 2000, this investment is less than 5% of the Thrift Plan's net assets but is shown in this schedule for comparative purposes only.
** As of December 31, 2001, this investment is less than 5% of the Thrift Plan's net assets but is shown in this schedule for comparative purposes only.

During the years ended December 31, 2001 and 2000, the Thrift Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   Years Ended December 31,
                                                   ------------------------
                                                    2001             2000
                                                    ----             ----

 Common stock................................. $  3,712,899      $ 33,385,792
 Mutual funds.................................  (14,149,569)      (20,887,658)
 Common/collective trusts.....................   (1,650,728)       (1,290,702)
 Pooled separate accounts.....................            -               900
                                                 ----------        ----------
    Net appreciation (depreciation) in
      fair value of investments............... $(12,087,398)     $ 11,208,332
                                                 ==========        ==========

4.  Nonparticipant-Directed Investments

Nonparticipant-directed investments include the portion of employer contributions that is required to be invested in the Valero Common Stock Fund as discussed in note 1 under Investment Options. Nonparticipant-directed investments also include forfeited non-vested employer accounts that are available to reduce future employer contributions. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                     VALERO ENERGY CORPORATION THRIFT PLAN

                                                           December 31,
                                                           ------------
                                                       2001             2000
                                                       ----             ----
  Net assets:
    Valero common stock.......................    $ 32,691,074     $ 28,241,597
    Pooled separate accounts..................               -           11,144
    Due from brokers for securities sold......               -            5,546
                                                    ----------       ----------
                                                  $ 32,691,074     $ 28,258,287
                                                    ==========       ==========


                                                     Years Ended December 31,
                                                     ------------------------
                                                       2001             2000
                                                       ----             ----
  Changes in net assets:
    Interest income...........................    $      1,015     $      1,302
    Dividend income...........................         272,585          274,171
    Net appreciation..........................         400,642       11,719,828
    Contributions.............................       5,920,439        5,572,931
    Withdrawals by participants...............      (1,260,888)      (2,179,333)
    Participant loan repayments, net of
       loan disbursements and other...........         (12,022)         118,889
    Transfers to participant-directed
       investments...........................         (888,984)      (3,857,948)
                                                    ----------       ----------
       Net increase in net assets.............       4,432,787       11,649,840
  Net assets as of beginning of year..........      28,258,287       16,608,447
                                                    ----------       ----------
  Net assets as of end of year................    $ 32,691,074     $ 28,258,287
                                                    ==========       ==========

5.  Party in Interest Transactions

Certain  Thrift  Plan  investments  are  shares  of  Valero  common  stock,  and
collective   trusts  and  mutual  funds  that  are  managed  by  Merrill  Lynch.
Transactions in these investments qualify as party in interest transactions.

6.  Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100% vested in their Employer Account.

7.  Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated April 21, 2002, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the Thrift Plan administrator believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                                              December 31,
                                                                                              ------------
                                                                                       2001                 2000
                                                                                       ----                 ----
        Net assets available for benefits per the financial statements.........    $ 306,543,079       $ 275,276,647
            Amounts allocated to withdrawing participants .....................           (2,666)                  -
                                                                                     -----------         -----------
        Net assets available for benefits per the Form 5500 ...................    $ 306,540,413       $ 275,276,647
                                                                                     ===========         ===========

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                                        Years Ended December 31,
                                                                                        ------------------------
                                                                                        2001               2000
                                                                                        ----               ----
        Withdrawals by participants per the financial statements ..............     $ 13,392,586        $ 19,545,149
            Add: Amounts allocated to withdrawing participants
              as of end of year    ............................................            2,666                   -
            Less: Amounts allocated to withdrawing participants
              as of beginning of year   .......................................                -             (96,169)
                                                                                      ----------          ----------
        Benefits paid to participants per the Form 5500 .......................     $ 13,395,252        $ 19,448,980
                                                                                      ==========          ==========

9.  Subsequent Events

Effective January 1, 2002, the Thrift Plan was amended as follows:
o employees covered by a collective bargaining agreement (unless such benefits have been specifically bargained for) and UDS Eligible Group Employees, as defined in the plan document, are ineligible to participate;
o    cash bonuses are included in participants' annual total salary;
o    participants   can   authorize   contributions   up  to  30%  of   eligible
     compensation;
o employer contributions will equal 75% of employee contributions up to 8% of eligible compensation; however, for employee contributions for payroll periods beginning on or after January 1, 2002 and beginning before February 1, 2002, the employer contribution will equal 100%; and
o employer contributions can be immediately diversified into other funds, including existing employer contributions.

Effective March 1, 2002, withdrawals previously available once during a 12-month period are now available for withdrawal once every six months.

Effective April 1, 2002, UDS non-store employees, as defined in the plan document, are eligible to participate and to make contributions to the Thrift Plan and will receive credit for eligibility and vesting purposes for all prior service with UDS.

                     VALERO ENERGY CORPORATION THRIFT PLAN

Effective  May 1, 2002,  the portion of the UDS 401(k)  Retirement  Savings Plan
(now renamed the Valero Savings Plan) related to UDS non-store employees was merged into the Thrift Plan. The assets transferred from the UDS 401(k) Retirement Savings Plan to the Thrift Plan totaled approximately $153.0 million.

                                                             SCHEDULE H, Line 4i

                      VALERO ENERGY CORPORATION THRIFT PLAN
                                 EIN: 74-1828067
                                  Plan No. 002

                    Schedule of Assets (Held At End of Year)
                             As of December 31, 2001


                                                                      Current
Identity of Issue/Description of Investment             Cost**         Value
-------------------------------------------          ------------  -------------
    Common stock:
    *Valero Energy Corporation:
       Nonparticipant-directed..................... $ 22,974,273  $  32,691,074
       Participant-directed........................                  69,342,191
     PG&E .........................................                   5,550,533
     Citigroup Inc ................................                   5,204,217
                                                                    -----------
                                                                    112,788,015
                                                                    -----------
    Stable Value Fund:
     MetLife investment contract.................                    21,509,350
    *Merrill Lynch Retirement
      Preservation Trust.........................                    16,339,232
                                                                    -----------
                                                                     37,848,582
                                                                    -----------
    Common/collective trust:
    *Merrill Lynch Equity Index Trust.............                   12,886,267
                                                                    -----------
    Mutual funds:
     Fidelity Magellan Fund......................                    27,757,031
     American Century Ultra Fund.................                    17,542,988
     American EuroPacific Growth Fund............                    11,916,447
     MFS Massachusetts Investors Growth Fund.....                    10,624,834
    *Merrill Lynch Global Allocation Fund ........                    5,828,681
    *Merrill Lynch Basic Value Fund...............                    6,029,771
     Fidelity Equity-Income Fund.................                     2,994,383
     Fidelity Blue Chip Growth Fund..............                     1,789,441
     AIM Income Fund.............................                     1,215,093
     Templeton Foreign Fund......................                     1,439,468
    *Merrill Lynch Intermediate Corporate Bond
       Fund.................... .................                     2,106,004
     Fidelity Intermediate Bond Fund.............                       134,978
                                                                     ----------
                                                                     89,379,119
                                                                     ----------

    Self-directed account investments...............                 40,713,127

   *Participant loans (interest rates ranging
        from 7% to 11%).............................                 12,782,815
                                                                     ----------

        Total Assets (Held at End of Year)..........              $ 306,397,925
                                                                    ===========
------------------------------------------------------
*   Party  in  interest  to  the  Thrift  Plan.
**  Allowed  to be  omitted  for participant-directed investments.

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        VALERO ENERGY CORPORATION THRIFT PLAN


                                        By /s/ John D. Gibbons
                                           -------------------------------------
                                            John D. Gibbons
                                            Chairman, Administrative Committee
                                            and Executive Vice President and
                                            Chief Financial Officer,
                                            Valero Energy Corporation

Date:  June 28, 2002

                                                                    EXHIBIT 23.1


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-31727) pertaining to the Thrift Plan of Valero Energy Corporation of our report dated June 26, 2002, with respect to the financial statements and schedule of the Valero Energy Corporation Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                                      /s/ ERNST & YOUNG LLP



San Antonio, Texas
June 26, 2002

                                                                    EXHIBIT 23.2


                 NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

On June 12, 2002, the Valero Energy Corporation Thrift Plan dismissed Arthur Andersen LLP as its independent auditors and appointed Ernst & Young LLP to replace Arthur Andersen LLP as the independent auditor of the Thrift Plan. Prior to the date of this Form 11-K (which is incorporated by reference into Valero Energy Corporation's filing on Form S-8 No. 333-31727), the Arthur Andersen partner responsible for the audit of the most recent audited financial statements of the Valero Energy Corporation Thrift Plan as of December 31, 2000 and for the year then ended resigned from Arthur Andersen. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into Valero Energy Corporation's filing on Form S-8 No. 333-31727 of its audit report with respect to the Plan's financial statements as of December 31, 2000 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K without a written consent from Arthur Andersen LLP. However, as a result, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into Valero Energy Corporation's filing on Form S-8 No. 333-31727.